CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
ANNOUNCES RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)

HONG KONG, October 5, 2007, China Technology Development Group Corporation (NASDAQ: CTDC; “the Company” or “CTDC”) announced today its unaudited consolidated financial results for the six month period ended June 30, 2007 (without any footnotes disclosure).

Revenues decreased by US$42,000, or 11.11%, from US$378,000, excluding US$203,000 which was reclassified as loss on discontinued operations) in the six months ended June 30, 2006 (“the 2006 Period”) to US$336,000 in the six months ended June 30, 2007 (“the 2007 Period”). Revenues were contributed solely from the Company’s IT operations in the 2007 Period. The decrease of the first half year was due primarily to loss of some contracts.

Total cost of sales in the 2007 Period was US$157,000, excluding US$150,000 which was reclassified as loss on discontinued operations, the same as in the 2006 Period. The cost of sales in the 2007 Period was incurred by the Company’s IT operations.

Gross profit in the 2007 Period amounted to US$179,000, a decrease of US$42,000, or 19.00%, from US$221,000, excluding US$53,000 which was reclassified as loss on discontinued operations of China Natures Technology Inc. (“CNT”) and Zhejiang Innoessen (“HZ”) in the 2006 Period. Gross profit margin of IT operations decreased by 5.19bps, from 58.47% in the 2006 Period to 53.27% in the 2007 Period. CNT was an investment holding company for the Company’s nutraceutical business. It owned 71.43% interest in HZ which was the head office of CNT’s research and development and sale and market functions.

Selling, general and administrative expenses (“SG&A expenses”) increased by US$153,000, or 18.28%, from US$837,000, excluding US$288,000 which was reclassified as discontinued operations in the 2006 Period to US$990,000 in the 2007 Period. SG&A expenses of the corporate office increased by US$218,000, or 54.23%, from US$402,000 in the 2006 Period to US$620,000 in the 2007 Period. The increase was due primarily to an increase in staff costs and property rental expenses as a result of the expansion of the corporate office since January 2007. Salaries and benefits of IT operations decreased by US$90,000 or 46.63%, from US$193,000 in the 2006 Period to US$103,000 in the 2007 Period, which was due primarily to the workforce reduction beginning in 2006.

Non-operating income increased by US$1,289,000, or 3,392%, from US$38,000 in the 2006 Period to US$1,327,000 in the 2007 Period. The non-operating income mainly represented US$1,282,000 of realized gain on sale of securities in the 2007 Period.

Non-operating expenses incurred US$134,000 in the 2007 Period, of which US$114,000 was a result of losses at Eastern Communication Limited (“ECI”) operations. ECI was a subsidiary of Beijing BHL Networks Technology Co Ltd. (“BBHL”) specializing in the network technology. BBHL is a subsidiary of CTDC.

As of June 30, 2007, we had a cash balance of US$1,784,000. In addition, the Company maintained a deposit of US$1,605,659 which was included in other assets.

The Company also maintained a deposit of US$819,000 with China Biotech Holdings Limited (“China Biotech”), a related company, for the purpose of financing potential investments. In addition, we had received US$3,770,000 in settlement of the subscription proceeds receivable from China Biotech in the 2007 Period.

As a result, the Company reported a net income of US$796,000 in the 2007 Period as compared to a net loss of US$736,000 in the 2006 Period.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)
For the six months ended June 30, 2006 and 2007
	June 30,	June 30,
	2006	2007
US$		US$
Continuing operations:
Revenues	378	336
Cost of sales	(157)	(157)
Gross Profit	221	179
Selling, general and adminstrative expenses	(837)	(990)
Operating loss	(616)	(811)
Interest income	16	41
Finance cost	—	(8)
Non-operating income	38	1,327
Non-operating expenses	—	(134)
Loss before income tax provision	(562)	415
Income taxes provision	—
Loss from continuing operations before minority interests	(562)	415
Minority interest-continuing operations	(1)	¡¡

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Loss from continuing operations	(563)	415
Discontinued operations:
Income (Loss) from discontinued operations before income taxes	-
including Loss on discontinued operation US$173 for CNT & HZ	(173)
including Gain on discontinued operation US$381 for CNT & HZ		381
Net Income (Loss) for the year	(736)	796

Income (Loss) per share
-Basic and dilutive	(0.07)	0.06

Income (Loss) per share from continuing operations
-Basic and dilutive	(0.05)	0.03

Income (Loss) per share from discontinued operations
-Basic and dilutive	(0.02)	0.03

Weighted average ordinary shares
-Basic and dilutive	11,275	13,893

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
	(Audited )	(Unaudited)
	December 31,	June 30,
	2006	2007
US$		US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	445	1,784
Short-term investments-security trust account	2,546	700
Available-for-sale securities	21	3,777
Trade accounts receivable, net	187	51
Inventories	193	187
Value added tax and business tax recoverable	18	48
Due from related parties	4,634	834
Other assets	163	1,733
TOTAL CURRENT ASSETS	8,207	9,114
Long-term prepayment for rental of land	0	0
Property, plant and equipment, net	90	106
Intangible asset	0	0
Goodwill	0	0
TOTAL ASSETS	8,297	9,220

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	113	106
Accrued professional fees	718	223
Income tax payable	30	30
Due to a related party	122	0
Deferred tax liabilities	63	0
Other liablities and accrued expenses	762	354
TOTAL CURRENT LIABILITIES-CONTINUING OPERATIONS	1,808	713
Contingencies and commitments
SHAREHOLDERS’ EQUITY
Common stock, US$0.01 par value; 5,000,000,000 shares authorised;
shares issued and outstanding 13,809,497 in 2006 and 14,146,497 in 2007)	138	141
Additional paid-in capital	41,827	42,583
Accumulated deficit	(35,582)	(34,786)
Accumulated other comprehensive losses	106	569
TOTAL SHAREHOLDERS’ EQUITY	6,489	8,507

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,297	9,220

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands)
For the six months ended June 30, 2006 and 2007		7.6120
	2006	2007
US$		US$
Cash flows from operating activities	(736)	796
Net income (loss)
Adjustments to reconcile net income(loss) to net cash used in operating activities
Minority interests in loss of consolidated subsidiaries	(71)	-
Amortization of intangible asset, goodwill and software development costs	81	-
Amortization of long-term prepayment for rental of land	1	-
Depreciation	95	37
Dividend income	(1)	—
Gain on disposal of available-for-sale securities	-	454
Loss on witten-off of property, plant and equipment	-	22
Loss on disposal of discontinued operations	-	(330)
Changes in assets and liabilities:
Decrease in trade accounts receivable	7	140
Increase in inventories	(57)	11
(Increase)/decrease in due from related parties and other assets	(14)	3,951
Decrease in trade accounts payable, amount
due to a related party and other current liabilities	(577)	(768)
Decrease in income tax payable	(19)	(1)
Net cash provided by (used in) operating activities	(1,291)	4,312
Cash flows from investing activities
Security trust account	13	1,837
Dividend income	1	—
Decrease in funds held by related parties for
security investment purposes	—	(1,603)
Net cash and cash equivalents disposal of upon disposal of
discontinued operations	—	(27)
Proceeds from disposal of available-for-sale securities	-	22
Prepayment for investment in subsidiary	(75)	—
Purchase of available-for-sales securities	-	(3,777)
Purchase of property, plant and equipment	(6)	(84)
Net cash used in investing activites	(67)	(3,632)
Cash flows from financing activities
Repayment of borrowings	(40)	—
Proceeds from exercise of stock option	—	756
Net cash provided by (used in) financing activities	(40)	756
Effect of exchange rate changes on cash and cash equivalents	(16)	(97)
Net increase/ (decrease) in cash and cash equivalents	(1,414)	1,339
Cash and cash equivalents at beginning of period	2,292	445

Cash and cash equivalents at end of period	878	1,784

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands)
For the six months ended June 30, 2006 and December 31, 2006 and June 30, 2007
					Accumulated
			Additional		other	Total
	Common Stock		Paid in	Accumulated	comprehensive	shareholders’

	Shares	Amount	Capital	Deficit	losses	equity

		US$	US$	US$	US$	US$
Balance at June 30, 2006	11,274,497	113	33,766	(22,148)	(127)	11,604
Issue of shares	2,500,000	25	5,907	—	—	5,932
Stock options upon exercise of stock options	35,000	—	64	—	—	64
Issue of Warrants during the year			30			30
Stock options granted			2,060			2,060
Net loss		—	—	(13,434)		(13,434)
Net unrealized gain/(loss) on available-for-sale securities		-	-		11	11
Less: Reclassification adjustment for loss realized on sale		-	-		61	61
Translation adjustment		—	—		161	161
Total comprehensive loss for the year						233

Balance at December 31, 2006	13,809,497	138	41,827	(35,582)	106	6,489

Stock options upon exercise of stock options	337,000	3	756	—	—	759
Net loss		—	—	796		796
Net unrealized gain/(loss) on available-for-sale securities		-	-		503	503
Less: Reclassification adjustment for loss realized on sale		-	-		-	-
Translation adjustment					(40)	(40)
Total comprehensive loss for the year						463

Balance at June 30, 2007	14,146,497	141	42,583	(34,786)	569	8,507

Note : The functional currency of the Company is Renminbi (“Rmb”), the lawful currency of the People’s Republic of China. For the convenience of the reader,. Unless otherwise indicated, the translations have been made at Rmb7.6120 = US$1.00 for assets and liabilities, which was the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York City on June 30, 2007 and translations have been made at Rmb7.7014 = US$1.00 for revenues and expenses. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at the rate or at any other certain rate.

About CTDC

CTDC is engaged in information network security in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation

By: /s/ Charlene Hua
Name: Charlene Hua
Title: Chief Financial Officer

Date: October 05, 2007